United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Vale informs decrease of relevant shareholding ownership

Rio de Janeiro, April 13th, 2021 – Vale S.A (“Vale”) informs that it has received a notice from Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, informing the following:

“Pursuant to article 12 of CVM Instruction 358/02 ("ICVM n. 358/02"), we hereby inform for the appropriate purposes that Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI ("Entity"), a closed supplementary pension fund entity registered under the CNPJ n. 33.754.482/0001-24, headquartered at Praia de Botafogo, 501, 3rd and 4th floors, Botafogo, Rio de Janeiro - RJ , reduced, on 04/09/2021, its direct equity stake in VALE S.A. ("Company"), as a result of the sale of Common Shares held by it on the stock exchange.

In attention to item II, of article 12, of ICVM n. 358/02, we inform that with the aforementioned sale of Shares held directly in the Company, the Entity reduced its direct stake in common shares from 10.06% to 9.99%, changing its position to 527,685,282 Common Shares.

The reduction in shareholding ownership is not bound to any of the objectives referred under the item II, of Article 12, of CVM 358 instruction.

In attention to item V, of Article 12, we inform that the Entity is not a signatory of any agreement related to its participation in the Company".

Vale informs that it will proceed with the updating of its Reference Form, to reflect the aforementioned change, pursuant to CVM Instruction no 480/09, as amended.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: April 13, 2021		Head of Investor Relations